Exhibit 3.1

FIRST AMENDMENT TO

SECOND RESTATED CERTIFICATE OF INCORPORATION

OF

STIFEL FINANCIAL CORP.

Stifel Financial Corp. (the “Corporation”), a corporation organized and existing under the law of the State of Delaware, hereby certifies as follows:

1.  That the name of the Corporation is Stifel Financial Corp. The corporation was organized on December 31, 1981 under the name of SN Alliance, Inc.

2.  That Article FOURTH Section A. of the Second Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“A. The aggregate shares of all classes of stock which the Corporation shall have authority to issue is Two Hundred Ninety-Four Million (294,000,000) shares, consisting of Three Million (3,000,000) shares of preferred stock of the par value of One Dollar ($1.00) each (hereinafter called the “Preferred Stock”) and Two Hundred Ninety-One Million (291,000,000) shares of common stock of the par value of Fifteen Cents ($0.15) each (hereinafter called the “Common Stock”). “

3.  The amendment to the Second Restated Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, the Corporation has caused this First Amendment to Second Restated Certificate of Incorporation to be signed by its duly authorized officer this 9th day of June, 2026.

By:	/s/ Ronald J. Kruszewski
Ronald J. Kruszewski
Chairman of the Board, Chief Executive Officer and Director